Mail Stop 3561

November 12, 2008

A.D. Frazier, Chief Executive Officer
Danka Business Systems PLC
111 2nd Avenue Northeast
St. Petersburg, Florida 33701

> **Re: Danka Business Systems PLC**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 24, 2008**
> **Annual Report on Form 10-K for the Year End March 31, 2008**
> **Filed July 15, 2008**
> **Quarterly Report on Form 10-Q for the Period End June 30, 2008**
> **Filed August 14, 2008**
> **File No. 0-20828**

Dear Mr. Frazier:

We have reviewed of your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Security Ownership of Executive Officers and Certain Beneficial Owners, page 21

1. In footnotes to your table, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares

beneficially owned by each entity in your table. See Interpretation 240.04 in the Division of Corporation Finance's Compliance & Disclosure Interpretations for Regulation S-K (July 3, 2008).

2. On page 17 of your quarterly report on Form 10-Q for the period ended June 30, 2008, you state that your Principal Accounting Officer, Mary K. Priolo, performs the functions of your principal financial officer. Please tell us why you have not included the shares beneficially owned by Ms. Priolo in your table.

Annual Report on Form 10-K for the Year Ended March 31, 2008

Item 9A. Controls and Procedures, page 53

3. In the fourth paragraph of this section, you state that under the supervision and with the participation of your management, including your Principal Executive Officer and your Principal Accounting Officer, you evaluated the effectiveness of the design and operation of your disclosure controls and procedures and, based on this evaluation, your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective as of the end of the period covered in the report. Please confirm for us, if true, that the Principal Accounting Officer and the Chief Financial Officer to whom you refer are the same person, Mary K. Priolo.

4. In that same paragraph of this section, you state that your Chief Executive Officer and your Chief Financial Officer concluded that your disclosure controls and procedures "were effective in timely alerting them to information relating to [you] that is required to be included in [y]our reports filed under the Exchange Act." Please confirm for us, if true, that your disclosure controls and procedures, as of the end of the filing's reporting period, were also effective in ensuring that the information required to be disclosed in your Exchange Act reports was recorded, processed, summarized, and reported within the time periods specified in our rules and forms.

Signatures, page 78

5. This report must also be signed by your principal financial officer. Any person who occupies more than one of the specified positions in paragraph 2 of General Instruction D to Form 10-K must indicate each capacity in which he or she signs the report. Please confirm for us, if true, that your Principal Accounting Officer signed the report in both her capacities as your Principal Accounting Officer and your principal financial officer. Also, please confirm for us that, in future filings, you will include all the capacities in which your officers and directors sign your documents.

Quarterly Report on Form 10-Q for the Period Ended June 30, 2008

Item 4. Controls and Procedures, page 17

6. In this section, you state that during the period covered by this report your internal control over financial reporting had changed due to the sale of your remaining operations. In your response letter, please describe for us those changes. Also, please confirm for us that, in future filings, you will disclose any changes to your internal control over financial reporting that have occurred during the financial period covered by the report.

Exhibits 31.1 and 31.2

7. Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required. For example, you have omitted the parenthetical in paragraph 4.d) of your certifications. Please confirm that, in future filings, you will revise your 302 certifications to include the exact wording of the certifications provided in Item 601(b)(31) of Regulation S-K.

8. Your filing must be certified by your principal executive officer and your principal financial officer. We note that the Exhibit 31.2 certification of Mary K. Priolo indicates only that she is your Principal Accounting Officer. Please confirm for us that, in future filings, you will indicate also that she is your principal financial officer in the certification.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gary P. Cullen, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Via Facsimile